SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                                     Commission File Number:  0-28134
                                                              -------

                      NOTIFICATION OF LATE FILING

     (Check One): [x] Form 10-K  [ ]  Form 11-k  [ ]  Form 2-F
[ ]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:
                           June 30, 1997
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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
______________________________________________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                         PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

______________________________________________________________________


                    PART I.  REGISTRANT INFORMATION


Full name of registrant

             HOUSECALL MEDICAL RESOURCES, INC.
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Former name if applicable

_______________________________________________________________________


Address of principal executive office (STREET AND NUMBER)

             1000 Abernathy Road
             Building 400, Suite 1825
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City, State and Zip Code

             Atlanta, Georgia  30328
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
                   PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant requires additional time to complete certain information necessary to file Form 10-K for the period ended June 30, 1997. Registrant will file such report on or before October 14, 1997.

                      PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

           Fred C. Follmer               (770)          379-9000
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              (Name)                   (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Registrant anticipates reporting net loss before an extraordinary change of $4,068,000 or $.40 per common share for fiscal 1997 compared to a net loss of $1,807,000 or $.24 per share (after giving effect to accrued preferred stock dividends) for fiscal 1996, and a net loss attributable to common stockholders of $4,970,000 or $.49 per share in fiscal 1997 compared to $1,807,000 or $.24 per share in fiscal
1996.

                 HOUSECALL MEDICAL RESOURCES, INC.
             -------------------------------------------
             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date

      September 29, 1997
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By   /s/ Fred C. Follmer
     Fred C. Follmer
     Vice President, Chief Financial Officer and
     Secretary
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          INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                         GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
Rule 0-3 of the General Rules and Regulations under the Act.   The
information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.